UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.       )*

TransCode Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89357L105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89357L105	SCHEDULE 13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Robert Michael Dudley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,433,369 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,433,369 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,433,369 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 843,113 shares of Common Stock held directly by the Reporting Person and (ii) 590,256 shares issuable to the Reporting Person upon exercise of stock options exercisable within 60 days of December 31, 2021.
(2)	Percentage ownership is calculated based on (i) 12,904,574 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021, plus (ii) 590,256 shares of Common Stock underlying stock options held by the Reporting Person that are exercisable within 60 days of December 31, 2021, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

CUSIP No. 89357L105	SCHEDULE 13G	Page 3 of 5 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

TransCode Therapeutics, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

6 Liberty Square, #2382 Boston, MA 02109

Item 2.		Filing Person

(a) – (c)

Name of Persons Filing; Address; Citizenship:

This statement on Schedule 13G is filed by Robert Michael Dudley (the “Reporting Person”), a citizen of the United States of America. The principal business address of the Reporting Person is c/o TransCode Therapeutics, Inc., 6 Liberty Square, #2382, Boston, MA 02109.

	(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

	(e)	CUSIP Number: 89357L105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 89357L105	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned; Percent of class:
As of December 31, 2021, the Reporting Person beneficially owned an aggregate of 1,433,369 shares of Common Stock, which consisted of (i) 843,113 shares of Common Stock held directly by the Reporting Person and (ii) 590,256 shares of Common Stock issuable to the Reporting Person upon exercise of stock options exercisable within 60 days of December 31, 2021, representing approximately 10.6% of the outstanding shares of Common Stock. The percent of class was calculated based on (i) 12,904,574 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021, plus (ii) 590,256 shares of Common Stock underlying stock options held by the Reporting Person that are exercisable within 60 days of December 31, 2021, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

	(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Robert Michael Dudley	1,433,369	0	1,433,369	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

CUSIP No. 89357L105	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2022

/s/ Robert Michael Dudley
ROBERT MICHAEL DUDLEY